UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

         ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☒   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Statum Systems, Inc.

Legal status of issuer

         Form
         Corporation

         Jurisdiction of Incorporation/Organization
         Delaware

         Date of organization
         September 12, 2018

Physical address of issuer
8 Pleasant Street S., Unit D Lower Level, Natick, MA 01760

Website of issuer
https://www.statumsystems.com/

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$95,578	$235,388
Cash & Cash Equivalents	$75,702	$221,896
Accounts Receivable	$0	$0
Short-term Debt	$2,048,639	$663,596
Long-term Debt	$1,785,000	$2,049,712
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0.00	$0.00
Net Income	-$1,330,620	-$1,143,831

April 21, 2023

FORM C-AR

Statum Systems, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Statum Systems, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https:/www.statumsystems.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Page

SUMMARY 6

    The Business 6

RISK FACTORS 7

    Risks Related to the Company's Business and Industry 7

BUSINESS 10

    Description of the Business and Products 10

    Competition and Industry 10

    Current Stage - Products 11

    Intellectual Property 11

    Governmental/Regulatory Approval and Compliance 11

    Litigation 11

    Other 11

DIRECTORS and OFFICERS 12

    Employees 15

Ownership and Capital Structure; Rights of the Securities 16

    The Company's Securities 16

    Ownership 25

FINANCIAL INFORMATION 26

    Operations 26

    Liquidity and Capital Resources 26

    Capital Expenditures and Other Obligations 26

    Material Changes and Other Information 26

    Trends and Uncertainties 27

    Restrictions on Transfer 27

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 28

    Related Person Transactions 28

    Bad Actor Disclosure 29

SIGNATURE 30

EXHIBITS 31

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Statum Systems, Inc. (the "Company" or "Statum Systems") is a Delaware Corporation, formed on September 12, 2018.

The Company is located at 8 Pleasant Street S., Unit D Lower Level, Natick, MA 01760.

The Company's website is https://www.statumsystems.com/

The information available on or through our website is not a part of this Form C-AR.

The Business

Statum Systems Inc. is a startup founded by medical professionals for medical professionals, has developed a medical messaging and collaboration platform that enables physicians, nurses, and other health care providers to carry and use one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliant platform is ready to begin assisting doctors, nurses, and medical professionals today.

The StatumHEALTH™ solution is a software application that runs on the cloud and on users' smartphones. There is an optional hardware device, StatumCONNECT™, for those medical professionals that currently use a traditional pager and who want to replace the use of the separate pager device by having pages go directly to their smartphone.

The StatumHEALTH system can work without WiFi or cellular service because the StatumCONNECT card mentioned above contains an antenna and radio receiver that captures low frequency pager signals and transmits them to the smart phone app layer of StatumHEALTH using Bluetooth.

StatumHEALTH and StatumCONNECT are at the beta-test phase of product development. The software features of StatumHEALTH are developed, functional and tested. There is a working and tested prototype of StatumCONNECT. StatumHEALTH has completed two cycles of internal testing by medical professionals unaffiliated with Statum Systems.

THE COMPANY HAS TERMINATED ITS ONGOING OPERATIONS AS OF JANUARY 2023 DUE TO ITS INABILITY TO RAISE ADEQUATE CAPITAL. IT IS NOT CLEAR IF THE COMPANY WILL BE ABLE TO RAISE NEW CAPITAL OR FIND A BUYER OR PARTNER IN THE FUTURE TO ENABLE IT TO RESTART OPERATIONS.

RISK FACTORS

Risks Related to the Company's Business and Industry

Financing

The amount of capital the Company has on hand is not enough to sustain the Company's current business plan. We may face difficulties in obtaining adequate capital.

THE COMPANY HAS TERMINATED ITS ONGOING OPERATIONS AS OF JANUARY 2023 DUE TO ITS INABILITY TO RAISE ADEQUATE CAPITAL. IT IS NOT CLEAR IF THE COMPANY WILL BE ABLE TO RAISE NEW CAPITAL OR FIND A BUYER OR PARTNER IN THE FUTURE TO ENABLE IT TO RESTART OPERATIONS.

In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's ability to continue as a going concern in the future is dependent on its ability to obtain adequate financing and to generate future revenues to meet current and future obligations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and other activities, which could harm its business, financial condition and operating results or to discontinue as a going concern.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a fully commercial product, lack of referenceable clients, and lack of revenue from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of financing or revenue may not be sufficient to meet our future capital requirements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands will require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of StatumHEALTH and any other products or services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide key services and product components.
We depend on our suppliers and subcontractors to meet our current and future product development and delivery requirements and to conduct our operations. Our ability to meet our needs may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products, services and operations may be adversely impacted if companies to whom we delegate hosting or on whose software we rely, or who manufacture major components or subsystems for our products, or from whom we acquire such services and items, do not provide products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular service or product component.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

BUSINESS

Description of the Business and Products

Statum Systems, formerly Jybird, Inc., is the developer of StatumHEALTH™, a unified medical communication and collaboration platform designed to address one of the biggest challenges facing medical centers today: fragmented communications systems and processes.

Statum is a startup company, founded by medical professionals for medical professionals. It has developed a medical messaging and collaboration platform that enables physicians, nurses and other health care providers to carry and use just one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliant platform is ready to begin assisting doctors, nurses and medical professionals today.

The StatumHEALTH solution is a software application that runs on the cloud and on smart phones. There is an optional hardware device called StatumCONNECT™ for those medical professionals that currently use a pager and who want to replace the use of the pager with pager messages going directly to their smartphone.

The StatumHEALTH system can work without WiFi or cellular service because the optional StatumCONNECT hardware card contains a pager antenna and radio receiver that captures the highly reliable, low frequency pager signals and transmits them to the smart phone app using secure Bluetooth technology.

In January 2023, Statum ceased its ongoing operations due to lack of adequate funding and is actively seeking a buyer for its business and/or its assets and intellectual property. It is not clear if management will find a buyer or other sources of funding and, therefore, it is not clear if the Company will ever restart operations.

Competition and Industry

Statum competes in the medical communications applications market, targeting hospitals, medical centers, and medical practices. Upon commercial release, Statum plans to market StatumHEALTH and StatumCONNECT only in the United States until the company has reached significant scale and revenue.

Our competition ranges from:

(l) Standalone instant messaging apps, to
(2) Chat and text messaging systems that are captive to a particular electronic medical record system,
(3) Cloud-based unified messaging systems.

The StatumHEALTH platform is a unique solution in that it enables medical professionals to use their own personal smart phone devices as a unified interface to all hospital communication network(s) and critical information systems and databases – including paging systems - while

protecting their privacy, maintaining HIPAA compliance and still enabling them to receive critical pager messages in real time on their smartphone when and where   or wi-fi cellular service is not available.

Currently, medical professionals are required to use multiple devices to communicate with their team members, associates, and co-workers. They use pagers for critical communications that absolutely must be received; they use hospital-issued phones for unique communication and messaging applications that only work with those special purpose voice-over-IP (VOIP) phones; they access hospital systems, such as electronic medical records by accessing a hospital terminal or using a hospital-issued special purpose tablet.

The StatumHEALTH solution unifies these communication processes and workflows so the caregiver only needs to use one device to make all their communications. In the background, StatumHEALTH can be connected to the hospital's internal systems so that special purpose applications are not necessary.

Current Stage - Products

Statum Systems is at the beta-test phase of product development with StatumHEALTH and StatumCONNECT.   The initial software components of StatumHEALTH are developed, functional and tested. There is a working, tested prototype of the StatumCONNECT hardware card. StatumHEALTH has completed several cycles of internal testing by medical professionals unaffiliated with Statum Systems. Statum was seeking qualified beta clients for its products at the time that it ceased operations in January 2023.

Intellectual Property

The Company believes it has adequately protected its intellectual property. The Company has filed 11 utility patent applications in the United States. The first four patents have been awarded - patents 10,893,505, 10, 993,205, 11,074,997 and 11,223,587. The remaining applications are in process. In addition, the Company has filed one utility patent internationally. The Company has two trademarks (StatumHEALTH and StatumCONNECT) in the United States and three trademark applications internationally.

Since it has ceased operations in January 2023, the Company is likely to drop it pursuit of the remaining open patent applications due to lack of funding and resources.

Governmental/Regulatory Approval and Compliance

We are not aware of any unmet regulatory or compliance requirements.

Litigation

We are not aware of any litigation filed or threatened against the Company.

Other

The Company's principal address is 8 Pleasant Street, Unit D Lower Level, Natick, MA 01760.

DIRECTORS and OFFICERS

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Frederick Lizza

Frederick Lizza's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
- Dates of Service: March 04, 2020 – January 1, 2023
- Responsibilities: Strategic and operational leadership of the company. Mr. Lizza receives a salary of $200,000, of which a significant portion was deferred. The CEO position was terminated in January 2023 when the company terminated ongoing operations, and Mr. Lizza no longer receives a salary.

- Position: Director
- Dates of Service: May 07, 2020 - Present
- Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- Employer: Strategic Claim LLC
- Title: Chief Executive Officer
- Dates of Service: February 28, 2018 - January 17, 2020
- Responsibilities: Strategic and operational leadership of the company

- Employer: Freestyle Solutions
- Title: Chief Executive Officer
- Dates of Service: December 10, 2010 - January 31, 2018
- Responsibilities: Strategic and operational leadership of the company

Name: Ara Nazarian

Ara Nazarian's current primary role is with Harvard Medical School. Ara Nazarian currently served ~50% of time in their role with the Issuer, prior to the termination of operations in January 2023.

Positions and offices currently held with the issuer:

- Position: Founding CEO
- Dates of Service: September 10, 2018 – January 1, 2023
- Responsibilities: Strategic, Scientific and Medical knowledge leadership for Statum Systems. Mr. Nazarian receives cash compensation of $60,000 annually, of which a varying portion is deferred, and owns 1,000,000 shares of common stock. This position was terminated in

January 2023 when the company terminated ongoing operations, and Mr. Nazarian no longer receives a salary.

- Position: Chairman of Board of Directors
- Dates of Service: September 14, 2018 – Present
- Responsibilities: Participate as a leader and member of the Statum Systems Board of Directors

Other business experience in the past three years:

- Employer: Statum Systems Inc.
- Title: Chief Executive Officer
- Dates of Service: September 10, 2018 - March 04, 2020 Responsibilities: Strategic and operational company leadership in the formation of the Issuer

- Employer: Harvard Medical School
- Title: Associate Professor of Orthopedic Surgery
- Dates of Service: January 01, 2005 - Present
- Responsibilities: Training medical students on orthopedic surgery

- Employer: Beth Israel Deaconess Medical Center (Affiliated with Harvard Medical School)
- Title: Principal Investigator
- Dates of Service: September O1, 2008 - Present
- Responsibilities: Orthopedic medical research

Name: Per Suneby

Per Suneby's current primary role is with Sternhill Associates, LLC. Per Suneby currently serves 33% of time in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Senior Vice President of Corporate Development
- Dates of Service: August 03, 2018 - Present
- Responsibilities: Lead client development and strategic partnering initiatives. Mr. Suneby receives compensation of $90,000 annually, a varying portion of which is deferred. The SVP of Corporate Development position was terminated in January 2023 when the company terminated ongoing operations, and Mr. Suneby no longer receives a salary.

- Position: Director
- Dates of Service: August 3, 2018 – September 15, 2020 and December 17, 2020 - present
- Responsibilities: Provide strategic and operational guidance to the CEO, officers, and company

- Position: Board Observer (Non-Voting)
- Dates of Service: August 03, 2018 -December 17, 2020

- Responsibilities: Provide strategic and operational guidance to the CEO, other officers, and the company

Other business experience in the past three years:

- Employer: LiquidPiston, Inc.
- Title: Member of Board Directors, Sr. VP of Corporate Development
- Dates of Service: March 01, 2016 - Present
- Responsibilities: Full participation as a member of the Board of Directors, Strategic Advisor, Partnering and business development

- Employer: Sternhill Associates, LLC
- Title: Managing Director
- Dates of Service: August 03, 2015 - Present
- Responsibilities: Advisor to early-stage businesses

Name: Stephen Okajima

Stephen Okajima's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
- Dates of Service: September 18, 2018 - Present
- Responsibilities: Lead the company's technology and product development efforts.
- Mr. Okajima receives a salary of $75,000 annually, a varying portion of which is deferred, and owns 1,000,000 shares of common stock. The CTO position was terminated in January 2023 when the company terminated ongoing operations, and Mr. Okajima no longer receives a salary.

- Position: Director
- Dates of Service: September 18, 2018 - Present
- Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- Employer: SurgiBox
- Title: Chief Technology Officer
- Dates of Service: June 20, 2018 – Present
- Responsibilities: Technology strategy

- Employer: Beth Israel Deaconess
- Title: Biomedical Engineer
- Dates of Service: September 13, 2013 - Present Responsibilities: Biomedical research

Indemnification

The Company is authorized by its certificate of incorporation and bylaws to indemnify its directors, officers, employees or agents acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be liable to the Company, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently had 3 employees in Massachusetts and 1 employee in Florida as of December 31, 2022. As of January 1, 2023, the Company has 0 employees, following termination of operations while the Company looks for a buyer for its assets and intellectual property, or a new source of capital.

Ownership and Capital Structure; Rights of the Securities

The Company's Securities

The Company has authorized Common Stock, Convertible Notes Seed l, Convertible Notes Seed 2, Convertible Notes Seed 3, Convertible Notes Seed 4a, Convertible Notes Seed 4b and Convertibles Notes Seed 5, Convertible Notes Seed 5a – 5d, and Convertible Notes Seed 6 as of December 31, 2021. In addition, as part of the Regulation Crowdfunding raise, the Company had issued 237,669 shares of its common stock as of April 27, 2022.

Common Stock

The number of shares of Common Stock of the Company authorized is 10,000,000. A total of 4,242,234 common shares were issued and outstanding as of December 31, 2022. In addition, there are 1,000,000 common shares reserved for the company's stock option plan. As of December 31, 2021, there were 879,520 shares granted as stock options, 120,480 shares available to grant.

Voting Rights

The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Company's stockholders.

Material Rights

The common shares have no special or material rights. They are to share in the proceeds of any liquidation on a pro-rata basis and may be subject to the terms of future Preferred Shares, if any were to be authorized and issued.

Voting Rights of Securities sold in the regulation CF Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Regulation CF offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares in the future. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Convertible Note Financings

The following convertible notes were outstanding as of December 31, 2022:

Convertible Notes Seed 1

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 1 are outlined below:

Amount outstanding: $550,000.00
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000 or more, or a >50% change in control

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 1 from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap. In the event of a change in control, all principal and accrued but unpaid interest will   convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 2

The security will convert into shares of preferred stock and the terms of the Convertible Notes Seed 2 are outlined below:

Amount outstanding: $225,000.00
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000.

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 2 from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round

(2) price calculate d based on a $2 million valuation cap. In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 3

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 3 are outlined below:

Amount outstanding: $175,000
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000.

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 3 from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculate d based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 4a

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4a are outlined below:

Amount outstanding: $150,000.00

Maturity Date: February 01, 2022*

Interest Rate: 6.0%

Discount Rate: 15.0%

Valuation Cap: $2,000,000.00

Conversion Trigger: A qualified financing of > $2,000,000

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 4a from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round, or (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principal and interest at maturity.

Convertible Notes Seed 4b

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 4b are outlined below:

Amount outstanding: $85,000.00
Maturity Date: February 01, 2022*
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

* In January 2022, the Company and the Convertible Note holders agreed to extend the maturity date of the Convertible Notes Seed 4b from February 1, 2022 to February 1, 2024.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation or receive principle and interest at maturity.

Convertible Notes Seed 5

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 5 are outlined below:

Amount outstanding: $120,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5a

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 5a are outlined below:

Amount outstanding: $215,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5b

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 5b are outlined below:

Amount outstanding: $25,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%

Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5c

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 5c are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 5d

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 5d are outlined below:

Amount outstanding: $80,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

Convertible Notes Seed 6

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 6 are outlined below:

Amount outstanding: $325,000.00
Maturity Date: October 30, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $4 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $4 million valuation cap.

Convertible Notes Seed 6a

The security will convert into Shares of preferred stock and the terms of the   Convertible Notes Seed 6a are outlined below:

Amount outstanding: $200,000.00
Maturity Date: October 30, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $4 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $4 million valuation cap.

Convertible Note Seed 7

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 7 are outlined below:

Amount outstanding: $75,000.00
Maturity Date: October 30, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

The Noteholder for this note was granted a security interest in the assets of the Company.

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $4 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $4 million valuation cap.

Convertible Note Seed 8

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 8 are outlined below:

Amount outstanding: $425,000.00
Maturity Date: February 28, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $600,000.00
Conversion Trigger: A qualified financing of at least $2,000,000

Material Rights

The Noteholder for this note was granted seniority ahead of all other previously issued notes, and a security interest in the assets of the Company.

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (l) 85% of the share price sold in such round (2) price calculate d based on a $600,000 valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $600,000 valuation cap.

Through December 31, 2022, the Company issued the following securities pursuant to Regulation Crowdfunding:

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$229,632	Working Capital	September 17, 2020 – February 4, 2021	Regulation CF

Ownership

As of December 31, 2022, the Company's four founders each own 1,000,000 shares of common stock, representing 19.09% each. An additional 1,000,000 shares are reserved for the stock option pool, and 237,669 shares are owned by the shareholders that purchased shares under the Regulation CF offering through December 31, 2022. There were no 20% shareholders as of December 31, 2022.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A, and are an important part of this Form C-AR.

Recent Tax Return Information (CY 2021)

Total Income	Taxable Income	Total Tax
-$ 316,322	-$ 778,490	$0.00

Operations

The Company reached the beta testing stages of its product before terminating ongoing operations in January 2023.

The Company is no longer operating, and the management team is seeking a new investor or buyer while operating under the terms of a Management Incentive Plan approved by Board Resolution in January 2023, which incents the former executives and founders to seek a buyer in return for a percentage of potential future proceeds.

Liquidity and Capital Resources

See accompanying Notes to the Financial Statements.

The Company does not have adequate funds on hand to operate and has ceased operations as of January 2023. It is possible that future financing could be obtained, but no potential financing has been identified.

Capital Expenditures and Other Obligations

The Company does not have any obligation to make large capital expenditures in the near future. However, if the Company obtains adequate future funding, it intends to invest an additional approximately $400,000 or more in the engineering design and initial manufacturing of its StatumCONNECT device in its final form factor.

Other material obligations of the company are its Convertible Promissory Notes, outlined above. In addition, to conserve cash while the Company was still in operation, several of the Company's employees agreed to defer a portion of their compensation. As of December 31st, 2022 total deferred compensation including accrued interest equaled $ 710,390.

Material Changes and Other Information

THE COMPANY HAS TERMINATED ITS ONGOING OPERATIONS AS OF JANUARY 2023 DUE TO ITS INABILITY TO RAISE ADEQUATE CAPITAL. IT IS NOT CLEAR IF THE

COMPANY WILL BE ABLE TO RAISE CAPITAL OR FIND A BUYER OR PARTNER IN THE FUTURE TO ENABLE IT TO RESTART OPERATIONS.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE COMPANY HAS TERMINATED ITS ONGOING OPERATIONS AS OF JANUARY 2023 DUE TO ITS INABILITY TO RAISE ADEQUATE CAPITAL. IT IS NOT CLEAR IF THE COMPANY WILL BE ABLE TO RAISE CAPITAL OR FIND A BUYER OR PARTNER IN THE FUTURE TO ENABLE IT TO RESTART OPERATIONS.

Restrictions on Transfer

For one year from the closing dates, the securities sold via the Regulation CF offering can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Name of Entity: Robert Farella
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Mr. Farella, a convertible noteholder, is a family member of Mr. Aris Gregorian, a co - founder and 19%   shareholder of the Company.
Material Terms: Mr. Farella holds $12,500 of Statum Systems Convertible Notes. The notes mature 2/1/2024 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Armen and Anita Serebrakian Relationship to Company: Family member
Nature/ amount of interest in the transaction: Armen and Anita Serebrakian, holders of convertible notes, are family members of co-founder and 19% shareholder Arman Serebrakian.
Material Terms: Mr. and Mrs. Serebrakian jointly hold $35,000 of Statum Systems Convertible Notes. $25,000 of the notes mature 2/1/2024 and $10,000 mature 10/30/2023. The notes pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Roubik Gregorian
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Mr. Roubik Gregorian is a family member of Co-founder and 19% shareholder Aris Gregorian. Roubik Gregorian holds $25,000 in Stat um Systems Convertible notes.
Material Terms: Roubik Gregorian holds $25,000 of Statum Systems Convertible Notes. The notes mature 2/1/2024 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Per Suneby
Relationship to Company: Board Member, Senior Vice President, Corporate Development
Nature/ amount of interest in the transaction: Mr. Suneby, a convertible noteholder, is a member of the Company Board of Directors and a member of the management team.
Material Terms: Mr. Suneby holds $25,000 of Statum Systems Convertible Notes. The notes mature 10/30/2024 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature)

Frederick Lizza
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Frederick Lizza
(Name)

April 21, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

STATUM SYSTEMS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

YEARS ENDED DECEMBER 31, 2022 AND 2021

STATUM SYSTEMS,
INDEX TO FINANCIAL STATEMENTS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2022

FINANCIAL STATEMENTS

BALANCE SHEETS **1**

STATEMENTS OF OPERATIONS **2**

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT **3**

STATEMENTS OF CASH FLOWS **4**

NOTES TO FINANCIAL STATEMENTS **5**

BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 75,702	$ 221,896
Prepaid expenses and other current assets	11,099	7,661
Total Current Assets	86,801	229,557
NONCURRENT ASSETS		
Property and equipment		
Equipment	16,446	10,666
Accumulated depreciation	(7,669)	(4,835)
Total Property and Equipment	8,777	5,831
TOTAL ASSETS	$ 95,578	$ 235,388
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 35,329	$ 41,909
Accrued interest payable	335,158	198,999
Other accrued liabilities	2,762	-
Deferred compensation liabilities	710,390	422,686
Convertible notes payable	965,000	-
Total Current Liabilities	2,048,639	663,594
LONG-TERM LIABILITIES		
Convertible notes payable, net of debt issuance costs	1,785,000	2,049,712
Total Long-term Liabilities	1,785,000	2,049,712
Total Liabilities	3,833,639	2,713,306
STOCKHOLDERS' DEFICIT		
Common stock	42	42
Additional paid-in capital	422,737	352,260
Accumulated deficit	(4,160,840)	(2,830,220)
Total stockholders' deficit	(3,738,061)	(2,477,918)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 95,578	$ 235,388

No assurance is provided on these financial statements.

(1)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE	$ -	$ -
OPERATING EXPENSES		
Research and development	543,073	307,822
Salaries and wages - compensation and taxes	464,631	429,805
Professional fees	62,041	121,578
Marketing	4,178	15,172
Travel and entertainment	2,135	1,137
Web services	13,848	8,630
Supplies	471	1,191
Rent	3,700	7,000
Computer and internet	2,990	10,075
Miscellaneous	9,139	6,591
Insurance	12,060	14,243
Stock-based compensation	65,913	166,230
Depreciation	2,834	2,134
Total operating expenses	1,187,013	1,091,608
LOSS FROM OPERATIONS	(1,187,013)	(1,091,608)
OTHER INCOME (EXPENSE)		
Interest income	41	131
Other income	-	59,500
Interest expense	(143,648)	(111,852)
Other income (expense), net	(143,607)	(52,221)
LOSS BEFORE INCOME TAXES	(1,330,620)	(1,143,829)
Provision for income taxes	-	-
NET LOSS	$ (1,330,620)	$ (1,143,829)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
YEAR ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance at December 31, 2020	4,191,169	$ 42.0	$ 148,624.0	$ (1,686,391.0)	$ (1,537,725.0)
Net loss				(1,143,829)	(1,143,829)
Issuance of common stock, net of issuance costs of $5,822	46,500	-	37,406		37,406
Stock-based compensation			166,230		166,230
Balance at December 31, 2021	4,237,669	42	352,260	(2,830,220)	(2,477,918)
Net loss				(1,330,620)	(1,330,620)
Issuance of common stock	4,565		4,564		4,564
Stock-based compensation			65,913		65,913
Balance at December 31, 2022	4,242,234	$ 42	$ 422,737	$ (4,160,840)	$ (3,738,061)

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,330,620)	$ (1,143,829)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,834	2,134
Stock-based compensation	65,913	166,230
Paycheck Protection Program loan forgiveness	-	(59,500)
Amortization of debt issuance costs	288	3,454
(Increase (decrease) in assets:		
Prepaid expenses and other current assets	(3,438)	10,162
Increase (decrease) in liabilities:		
Accounts payable	(6,580)	(13,433)
Accrued interest payable	136,159	99,342
Other accrued liabilities	2,762	-
Deferred compensation liabilities	287,704	178,227
Net cash used by operating activities	(844,978)	(757,213)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,780)	-
Net cash used by investing activities	(5,780)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible notes payable	700,000	745,000
Proceeds from advance on convertible note	-	(30,000)
Proceeds from issuance of common stock	4,564	37,406
Net cash provided by financing activities	704,564	752,406
NET DECREASE IN CASH AND CASH EQUIVALENTS	(146,194)	(4,807)
Cash and cash equivalents at beginning of year	221,896	226,703
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 75,702	$ 221,896
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid, net of refunds	$ -	$ -

ORGANIZATION

Nature of Operations

Statum Systems, Inc. (the Company) was incorporated on September 10, 2018 as Jybird, Inc. On January 1, 2019 a restated article of incorporation was filed changing the name to Statum Systems, Inc. The Company is developing a medical communication and collaboration platform to assist the health care industry with internal communication among doctors, nurses, allied health professionals, social workers, medical support staff, and patients.

Going Concern Uncertainty and Discontinuation of Operations

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt about the Company's ability to continue as a going concern, and in fact, the Company discontinued its operations in January 2023 (See below and Note 8). The Company has incurred cumulative losses of $4.2 million through December 31, 2022 and consumed $841,524 of cash for operating activities during 2022.

Management used all reasonable means to raise additional capital in 2022 on terms acceptable to the Company, but despite raising $700,000 in 2022 was unable to obtain sufficient amounts of additional capital to maintain the operations of the company.

In January 2023, the Company suspended operations, terminated its staff and offshore development operations and began to seek a buyer for the assets of the Company, or a new investor to restart the operations of the company. That process is ongoing. The accompanying financial statements do not include any adjustments that might result from these uncertainties or termination of operations, including adjustment to a liquidation basis while the Company continues to seek financing and/or a strategic buyer.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of funds held in a money market account.

Equipment

Equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are five years. Depreciation expense was $2,834 and $2,134 for the years ended December 31, 2022 and 2021, respectively.

Debt Issuance Costs

The Company accounts for debt issuance costs on the balance sheets as a direct reduction from the carrying amount of the related debt liability (see Note 3).

Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method. Interest expense related to these items for the year ended December 31, 2022 and 2021 totaled $288 and $3,454, respectively. There is no future amortization of debt issuance costs subsequent to December 31, 2022.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes in the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has evaluated its tax position and determined that it has no uncertain tax positions as of December 31, 2022 and 2021.

Research and Development

Research and development costs are charged to expense when incurred and amounted to $543,073 and $307,822 for the years ended December 31, 2022 and 2021, respectively

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

LONG-TERM DEBT

Long-term debt for the years ended December 31 consists of:

	2022	2021
Notes Payable:		
Convertible notes payable - unrelated parties	$ 2,652,500	$ 1,952,500
Convertible notes payable - related parties	97,500	97,500
Debt issuance costs	-	(288)
	2,750,000	2,049,712
Lesss current portion	965,000	-
Total Long-term Debt	$ 1,785,000	$ 2,049,712

Future principal payments are as follows:

Year Ending December 31,	Amount
2023	$ 965,000
2024	1,285,000
2025	500,000
	$ 2,750,000

During 2022, the Company issued $700,000 of secured and unsecured notes in three tranches. The Company issued $200,000 of unsecured convertible notes in January 2022. The Company issued $75,000 of convertible notes in June 2022 that were secured by the assets of the Company. The Company issued an additional $425,000 of convertible notes in August 2022 and September 2022 that were secured by the assets of the Company.

In January 2022, following a resolution by the Company's Board of Directors, the noteholders approved a change in the maturity date of the $1,185,000 of notes due in 2022 from February 1, 2022 to February 1, 2024.

During 2021, The Company issued $745,000 of unsecured convertible notes in five tranches: $215,000 in the January tranche; $25,000 in the April tranche; $100,000 in the June tranche; $80,000 in the October tranche and $325,000 in the November tranche. Included in the $745,000 of notes issued, $10,000 of notes were issued to a family member of one of the founders and major stockholders of the Company at December 31, 2021 and 2020, respectively; and $25,000 were issued to a member of the Company's Board of Directors.

All of the issued convertible notes accrue interest at 6% per annum. The Company accrued interest of $335,158 and $198,999 on the convertible notes payable at December 31, 2022 and 2021, respectively. Unless converted into shares of the Company's stock as described below, unpaid principal and unpaid accrued interest is due and payable at the maturity date of the respective notes. In the event of default as defined in the note agreements, all unpaid principal and unpaid accrued interest become due and payable immediately.

Automatic Conversion upon a Qualified Equity Financing

For all convertible notes issued prior to October 2020, in the event the Company sells shares of its preferred stock in an amount of at least $2,000,000 (Qualified Equity Financing) prior to February 1, 2022 (Maturity Date), all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing, at a conversion price that is equal to the lessor of (1) the price per share paid by the other purchasers of the preferred stock sold in the Qualified Equity Financing multiplied by eighty-five percent (85%) or (2) the price per share obtained by dividing $2,000,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the convertible notes.

For convertible notes issued in the October 2020 tranche through the October 2021 tranche, the maturity date is defined as October 30, 2023 and the amount for the purpose of part (2) of the conversion price calculation described above is $6,000,000.

For convertible notes issued in the November 2021 tranche, the January 2022 tranche and the June 2022 tranche, the maturity date is defined as October 30, 2024 and the amount for the purpose of part (2) of the conversion price calculation described above is $4,000,000.

For convertible issued in the August 2022 tranche, the maturity date is defined as February 28, 2023 and the amount for the purpose of part (2) of the conversion price calculation is $600,000.

Optional Conversion

For all convertible notes issued prior to October 2020, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $2,000,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the July/August 2020 tranche only, the note holders have an
option to convert these notes into common shares of the Company at the value indicated in section 1 (c) of the Amended and Restated Convertible Promissory Note, if at the maturity date of said note (July 1, 2022), there have been no events that qualify for conversion of the notes into
preferred shares of the Company.

For convertible notes issued in the October 2020 tranche and subsequent tranches through the October 2021 tranche, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $6,000,000 by the Company's fully-diluted capitalization on as as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the November 2021, January 2022 and June 2022 tranches, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $4,000,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the August 2022 tranche, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $600,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

Conversion on Change of Control

For all convertible notes issued prior to October 2020, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date, then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing two $2,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the October 2020 through October 2021 tranches, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date (October 30, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing $6,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the November 2021, January 2022 and June 2022 tranches, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date (October 30, 2024), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing $4,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the August 2022 tranche, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date (February 28, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing $600,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

STOCKHOLDERS' DEFICIT

Common shares issued and outstanding as of December 31, 2022 and 2021 were 4,242,234 and 4,237,669, respectively.

During 2020, the Company issued 191,169 shares of its common stock via a crowdfunding issuance at an average price per share of $0.9279 before issuance costs. In January 2021, the Company issued 46,500 additional shares of common under the terms of the crowdfunding offering that began in September 2020, for a total of 237,669 shares of common stock issued pursuant to the crowdfunding offering. Each subscriber to the crowdfunding offering irrevocably agreed to appoint the Company's chief executive officer as the subscriber's true and lawful proxy with the power to act alone and with full power of substitution to, among other things, vote the subscribers securities. The Company issued 894 shares of common stock in 2022 and 3,671 shares of common stock in 2021 to Start Engine, the platform used for the crowdfunding raise, under the terms of the 2020 agreement with Start Engine.

On June 23, 2020, the shareholders approved an increase in the authorized common stock from 100,000 shares to 10,000,000 shares, reduced the par value of common stock from $0.01 to $0.00001 per share, and approved a one thousand-for-one common stock split. All references to shares in financial statements reflect the stock split.

Stock Option and Grant Plan

In 2019, the Company established the Statum Systems, Inc. 2019 Stock Option and Grant Plan (the "Plan"). The Plan provides for the grant of incentive stock options, nonqualified stock options, shares of restricted stock, stock issuances and other equity interests or awards to the Company's employees, officers, directors, consultants and advisors to purchase up to 1,000,000 shares of its common stock, or the equivalent of such number of shares after the Company has interpreted the effect of any stock split, stock dividend, combination, or recapitalization. Option awards are generally granted with an exercise price equal to the fair value of the stock at the date of grant and have contractual terms of 10 years.

At December 31, 2022, there were 879,520 shares granted and 120,480 shares available for issuance under the Plan.

No stock options were granted during the year ended December 31, 2022. The Black-Scholes option-pricing model was used to estimate the fair value of stock options granted during the year ended December 31, 2021 with the following weighted average assumptions:

Risk-free interest rate	0.90%
Expected term (in years)	6.25
Expected volatility	64%
Expected dividend yield	0%

For the year ended December 31, 2022, management engaged an independent third-party valuation firm to provide an estimate of the fair value of its common stock. The fair value of common stock was determined considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, the lack of liquidity of the Company's common stock and the general and industry-specific economic outlook.

The Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company's stock options has been determined using the "simplified" method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

A summary of option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2021	879,520	$ -	-
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Expired	-	-	
Outstanding at December 31, 2022	879,520	$ 0.63	8.48
Exercisable at December 31, 2022	607,100	$ 0.63	8.48

As of December 31, 2022, there was approximately $93,724 of unrecognized compensation expense related to share-based compensation arrangements granted under the Plan which is expected to be recognized over a weighted average period of approximately 2 years.

The Company did not grant any options during the year ended December 31, 2022. The weighted-average grant date fair value of options granted during the year ended December 31, 2021 was $0.37.

The Company recorded stock-based compensation expense related to stock options in the following expense categories in its statements of operations for the periods shown:

	Year Ended December 31,	
	2022	2021
General and administrative	$ 53,737	$ 148,271
Research and development	12,176	17,959
Total stock-based compensation	$ 65,913	$ 166,230

DEFERRED COMPENSATION PLANS

The Company entered into agreements with four employees who are also on the Board of Directors of the Company plus one advisor to the Company to defer payment of a portion of their compensation until the Company raises at least $2,000,000 in Series A financing, immediately after which the total amount of deferred compensation will be payable in either cash or equity, at the individual's option. If payment in cash is elected, the Company has the right to pay the amount owed over six equal monthly payments. At December 31, 2022 and December 31, 2021, the Company has recorded current liabilities of $710,390 and $422,686, respectively, for unpaid compensation under these agreements.

NOTE 6   INCOME TAXES

The net deferred tax asset (liability) at December 31 consisted on the following components:

	2022	2021
Depreciation and amortization	$ (2,000)	$ (2,000)
Net operating loss carryforwards	890,000	610,000
Total	888,000	608,000
Valuation allowance	(888,000)	(608,000)
Total deferred tax assets	$ -	$ -

At December 31, 2022 and 2021 the Company has federal net operating loss carryforwards for income tax purposes of approximately $3,775,000 and $2,445,000, respectively which are carried forward indefinitely, but are limited to 80% utilization against taxable income. As of December 31, 2022 and 2021, the Company has state net operating loss carryforwards for income tax purposes of approximately $2,640,000 and $2,445,000, respectively, which expire at various times through the year 2042.

Deferred income taxes have not been presented in these financial statements as management believes that the future benefit of operating loss carryforwards is dependent on the Company's ability to generate future taxable income, which is uncertain. Management has, therefore, recorded a valuation allowance in both years presented equal to the deferred tax asset.

The Company is subject to a minimum corporation income tax in the Commonwealth of Massachusetts and the State of Florida; however, no amounts have been accrued at December 31, 2022 and 2021 as management deems the amount immaterial.

NOTE 7   RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by the Company, one of its founders and principal shareholders, and a company affiliated with the founder and principal shareholder. Under the terms of the arrangement, the Company pays rent when and if it has sufficient cash flow to do so, and typically pays for 50% of the annual rent. During 2022 and 2021, the Company made payments of $3,700 and $7,000 which is recorded in the accounts as rent expense. See Note 8.

During 2022 and 2021 the Company issued $0 and $10,000 respectively of Convertible Notes Payable to relatives of the Company's founders and significant shareholders. In 2021, the Company issued $25,000 of Convertible Notes Payable to a member of the Board of Directors. The Company incurred $5,834 and $4,597 of interest expense to related parties during 2022 and 2021, respectively. Included in accrued interest payable at December 31, 2022 and 2021 is $14,047 and $8,213 owed to related parties.

NOTE 8 **SUBSEQUENT EVENTS**

In January 2023, following the Company's inability to raise sufficient funds, the Company discontinued its operations. All employees were terminated, and the Company terminated its agreement with its offshore software development partner. At that time the Company also dissolved its Advisory Board. The Board has directed Company management to find a potential buyer or licensor for its business and/or assets, including its patents and other intellectual property, or a new investor willing to restart the company operations. That process is ongoing.

In January 2023, following a resolution by the Company's Board of Directors, the Company and its primary debtholder approved a management incentive plan that provides a percentage of proceeds from a sale of the Company and/or its assets to the CEO, SVP of Business Development and the four founders.

In February 2023, the Company did not make any payments regarding the $425,000 convertible note from August 2022, which bears a maturity date of February 28, 2023. The Company is technically in default on that note.

I, Frederick Lizza, the CEO of Statum Systems, Inc., hereby certify that the financial statements of Statum Systems, Inc. and notes thereto for the periods ending December 2022 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 21, 2023.



_____ (Signature)<u>CEO</u>____(Title)__April 21, 2023___(Date)